Exhibit 99.1

Catalyst extends and amends asset based loan facility

RICHMOND, BC, May 31, 2011 /CNW/ - Catalyst Paper (TSX: CTL) today announced the extension and amendment of its current $330 million asset based loan (ABL) facility maturing August 2013 to a C$175 million ABL facility maturing May 31, 2016. This transaction was co-led by JPMorgan Securities LLC and CIBC Asset-Based Lending, Inc. with JPMorgan Chase Bank, N.A. serving the role of Agent.

The ABL facility provides for ongoing working capital, capital expenditure requirements, as well as general corporate purposes. Collateral provided consists primarily of all accounts receivable, inventories and cash of the company. Availability under the ABL facility is determined by a borrowing base calculated primarily on balances of eligible accounts receivable and inventory, less certain reserves.

The three financial covenants in the existing ABL facility have been replaced by a financial covenant in the amended ABL facility to maintain a minimum fixed charge coverage ratio of 1.1/1.0 which comes into effect only if excess availability under the amended facility falls below $22 million. As part of the changes under the amended ABL facility, the fixed assets of the Snowflake mill are not part of the borrowing base and become first lien security under the company's senior secured note facilities, resulting in the company being able to issue an additional US $60 million of senior secured notes under those facilities. The reduction in the amount of the ABL facility to $175 million also reflects reduced working capital levels due to the permanent closure of the company's Elk Falls mill in 2010.

The proforma borrowing base under the replacement ABL facility calculated as at April 30, 2011, was $137 million and, after taking into account letters of credit of $28 million, $109 million was available to the Company at that date. This compares to availability of $109 million under the prior ABL facility as at April 30, 2011, after also taking into account the financial covenant under that facility to maintain excess availability above $35 million.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

%CIK: 0001144906

For further information:

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713

CO: Catalyst Paper Corporation

CNW 21:30e 31-MAY-11